Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Management Inc.

Commission File No. 001-36638

138410591702

Q2 2018 Sierra Income Corp Earnings Conference Call August 10, 2018

C: Brook Taube; Sierra Income Corporation; Director

C: Rick Allorto; Sierra Income Corporation; Chief Financial Officer

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Operator^ Welcome and thank you for joining the Sierra Income Corporation Second Quarter 2018 Conference Call. I’d like to remind everyone that today’s call is being recorded.

Please note that this call is the property of Sierra Income Corporation and that any unauthorized broadcast of this call in any form is strictly prohibited. Audio replay of this call will be available by using the telephone numbers and pin provided in the company’s earnings press release.

Today’s conference call may include forward looking statements and projections which are subject to risk and uncertainties. Any statement other than a statement of historical fact may constitute a forward-looking statement.

Please note that the company’s actually results could differ materially from those expressed by any forward-looking statements for any reason, such as those disclosed in the company’s most recent filings with the SEC.

The company does not undertake to update its forward-looking statements unless required by law. To obtain copies of the company’s latest SEC filings and press release, please visit its website at www.sierraincomecorp.com.

Representing the company today are Seth Taube, CEO, Brook Taube, Director, Jeff Tonkel, President, Dean Crowe, Chief Operating Officer, Rick Allorto, Chief Financial Officer and [Sam Anderson], Head of Capital Markets.

I will now turn the call over to Brook Taube. Please proceed, sir.

Brook Taube^ Thank you, operator, and good morning everyone. And welcome to Sierra Income Corporation’s quarter end investor update call. Last night we announced an important strategic transaction involving Sierra.

I will talk specifically about that in the prepared remarks, but first I would like to review the quarterly financial results for SIC. Last night we did file the second quarter form 10Q with the SEC and announced the financial results for the quarter end on June 30.

When the three months ended June 30, we reported total investment income of $24.9 million and net asset value per share of $7.27, as previously announced on our board – our board of directors declared distributions totaling $0.16 per share to be paid during the third quarter of 2018.

Turning to the portfolio, the portfolio – investment portfolio as of June 30 totaled $1 billion. That was in 106 portfolio companies across 27 industries. Seventy-five percent of the portfolio was invested in senior secured assets and more than 90 percent of our portfolio in aggregate was invested in floating rate loans.

During the quarter, new investments were $55 million and proceeds from investment dispositions, amortizations and prepayments were $89 million. We do continue to see strong deal flow and remain focused on originating senior secured first lien floating rate assets. At this time, I’d like to turn the call over to Rick to give you a brief review of the financials for the period.

Rick Allorto^ Thank you, Brook. As Brook mentioned, we filed our financial results with the SEC last night. For the second quarter 2018, total investment income was $24.9 million and was comprised of $23.9 million of interest income and $1 million of fee income. This compared to the second quarter in 2017, which had total investment income of $24.7 million and was comprised of $24 million of interest income and $0.7 million of fee income.

For the six months ended June 30, total investment income was $49.3 million and was comprised of $47.6 million of interest income and $1.7 million of fee income compared to the six months ended 2017, which had total investment income of $50.9 million and was comprised of $48.1 million of interest income and $2.9 million of fee income.

Total expenses for the quarter were $12.6 million, an increase of 0.3% compared to the second quarter in 2017. Total expenses for the six months ended June 30, 2018 were $25.6 million, an increase of 2% compared to the six months ended June 30,2017. Total expenses for the quarter, excluding interest and financing expenses were $7.4 million, a decrease of 8% compared to the second quarter in 2017.

Total expenses for the six months ended 2018 excluding interest and financing expenses were $15.2 million, a decrease of 9.5% compared to the six months ended 2017. Consistent with prior periods, the primary categories of operating expenses included base management fees, interest and financing expenses as well as offering costs and G&A expenses.

The Company reported net investment income of $12.3 million for the three months ended June 30, or $0.13 per share. Now turning to our borrowing commitments. As of June 30, the Company has $520 million in total borrowing commitments between two multi-year revolving credit facilities. We had $385 million in outstanding borrowings at quarter end. I would now like to turn the call back over to Brook to review the strategic transaction.

Brook Taube^ Thank you, Rick. And for those of you that joined the 9:00 am merger overview call this morning, some of this information may be redundant. But last night, we announced that Sierra had entered into a definitive agreement to merge with Medley Capital Corporation as part of a business combination that will also include Sierra’s acquisition of Medley’s asset management business, MDLY.

Sierra will be the surviving entity. The transaction is subject to approval by Sierra, MCC and MDLY shareholders, regulators and other customary closing conditions also apply. The closing, we expect, will be at the end of 2018 or early 2019. Importantly, Sierra is expected to be the second largest internally managed and seventh largest publicly traded BDC in the market.

The combined Company will have over 5 billion of assets under management, including 2 billion of internally managed asset based on the publicly reported financial information of Sierra, MCC and MDLY as of June 30, 2018. Simultaneous with the closing, Sierra is expected to be listed on the New York Stock Exchange. We are excited about the combination of these three entities and the potential to provide meaningful benefits to stakeholders.

At a high level, I want to elaborate on several of these key benefits. First, Sierra will be liquid and traded on the New York Stock Exchange. Second, we expect the combination will be accretive to the earnings of both Sierra and MCC. Third, we expect the combination of these businesses will strengthen the balance sheet and result in improved portfolio diversification. A larger and more diversified balance sheet may also enable broader access to the capital markets and provide the potential for lower borrowing costs over time.

In addition, Sierra will operate Medley’s existing asset management business as a wholly-owned subsidiary, whose continued growth is expected to add to NII and NAV of the combined entity over time. Our expectation is that the combination of scale, portfolio diversification and the growth in the asset management business will enable Sierra to trade more in line with internally managed BDC peers over time.

Again, we’re excited to bring together these three complementary businesses to create the second largest internally managed and seventh largest BDC in the market. We appreciate your support and we can now open the line for questions.

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Operator^ (Operator Instructions) And I’m showing no further questions. I would now like to turn the call back to Brook Taube for any further remarks.

Brook Taube^ Thank you, operator. As we mentioned, we’re excited about this significant and transformative transaction for Sierra and we look forward to reporting on the progress in the next several months. Thanks for the continued support and look forward to speaking with you soon.

Operator^ Ladies and gentlemen, thanks for participating in today’s conference. You may now disconnect. Everyone have a great day.

END

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or Medley’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Potential Solicitation

Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14, 2018 (the “Sierra 2018 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21, 2017 (the “MCC 2018 Proxy Statement”). Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31, 2017 on Form 10-K filed with the SEC on March 29, 2018 (the “Medley 2017 10-K”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions. Such forwardlooking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley; Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto; certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of Medley; and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of Medley to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent Sierra’s, MCC’s and Medley’s views as of the date of hereof. Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material.